

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2018

Brian Peay
Chief Financial Officer
Griffin-American Healthcare REIT III, Inc.
18191 Von Karman Avenue, Suite 300
Irvine, CA
92612

   Re: Griffin-American Healthcare REIT III, Inc.
     Form 10-K for the year ended December 31, 2017
     Filed March 16, 2018
     File No. 000-55434

Dear Mr. Peay:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate and
        Commodities